

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 13, 2008

Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road,
Chester, NY 10918

> **RE:** **Repro-Med Systems, Inc.**
> **Form 10-KSB for the fiscal year ended February 28, 2007**
> **Forms 10-QSB for the quarters ended May 31, August 31,**
> **and November 30, 2007**
> **File No. 0-12305**

Dear Mr. Sealfon:

We have reviewed your letter dated January 22, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended February 28, 2007

General

1.   In connection with responding to our comments, please provide, <u>in writing</u>, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 8 – Long-Term Debt, page 27

2.   Please refer to prior comment 9. We note that you concluded that your note contains an embedded derivative and will therefore revise your accounting from inception for the note. It is unclear from your response as to how and when you will correct this error. Please advise or revise.

Note 11 – Commitments and Contingencies, page 29

3.   Please refer to prior comment 12. Please address the following:

- It appears from your disclosures and response that based on a prior sales transaction you are liable to rework 13,000 units at a cost of $70,000. Please tell us why you have not recorded an accrual for this amount under the provisions of SFAS 5.
- Additionally tell us and if material revise future filings to describe the terms of any warranties you offer and your related accounting for such agreements.

Amendment 1 to Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007
Form 10-QSB for the quarter ended November 30, 2007

Item 7. Controls and Procedures

4.   Please refer to prior comment 14. We note from your disclosures that your certifying officer concluded you "have disclosure controls and procedures." It does not appear that your certifying officer reached a conclusion that your disclosure controls and procedures are effective. Please revise your Forms 10-QSB for the quarters ended May 31, 2007, August 31, 2007 and November 30, 2007 to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant